

August 9, 2013

Via E-mail
Paul I. Detwiler, III
President and Chief Executive Officer
New Enterprise Stone & Lime Co., Inc.
3912 Brumbaugh Road, P.O. Box 77
New Enterprise, PA 19103-2799

> **Re:** **New Enterprise Stone & Lime Co., Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 29, 2013**
> **File No. 333-189282**
> **Form 10-K for Fiscal Year Ended February 28, 2013**
> **Filed May 29, 2013**
> **File No. 333-176538**

Dear Mr. Detwiler:

We have reviewed your amended registration and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your revised disclosure and response to prior comment 7 of our letter dated July 10, 2013. Please revise to clarify if there is any limit or ceiling to the interest rate M&T could charge under its ability to make unilateral changes.

Prospectus Inside Cover Page

2.   Please further revise your disclosure in response to prior comment 5 to remove the language suggesting that the disclosure is not reliable. We also note your response to comment 17. Please revise accordingly.

Business, page 78

Overview, page 78

3.   Please revise to clarify the approximate percentage of your revenues generated from non-residential customers. We note the reference to such customers in your response to prior comment 18.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Impairment of Definite-Lived Long-Lived Assets , page 82

4.   We note your response to prior comment 16 and your revised disclosures in your amended Form S-4. Please address the following items:

   • Please further expand your disclosure to identify the asset groups and the five regional divisions for your long-lived asset impairment testing.
   • Please describe the classes of assets (quarries, processing plants, distribution centers, and etc.) that are grouped in the five regional divisions.

Traffic Safety Services and Equipment Operations, page 92

5.   We note your revised disclosure that you are "not dependent on any one supplier." Please identify your principal third party suppliers, if any, as requested in prior comment 19.

Form 10-K for the fiscal year ended February 28, 2013

6.   We note your draft disclosure in response to prior comments 35 and 36. In particular, we note repeated statements regarding actions taken after 2012, including "additional procedures performed by management and adjustments…" Please revise to further clarify the action and adjustments and the remediation steps that have been taken. As

non-exclusive examples, it is unclear if you have (1) hired personnel with the appropriate level of knowledge in finance, tax, accounting and IT, (2) begun maintaining an internal audit or similar function, and (3) taken action to segregate the duties of personnel within your accounting department, etc. For material remediation steps that have not been completed, please revise to clarify the approximate timeline for when you plan to complete them. Please provide revised draft disclosure.

Form 10-Q for the fiscal quarter ended May 31, 2012

7.   It is unclear how you determined that you are not required to file the certifications required by Item 601(b)(32) of Regulation S-K. Please file the required certifications. Refer to Securities Exchange Act Rules CDI Question 181.01 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our periodic report comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Raj Rajan, Senior Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 if you have questions on engineering related matters. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Valerie Demont, Esq.